Exhibit 99.1

Wearable Devices Commences Commercial Manufacturing of the Mudra Band for Apple Watch

The Company Incorporates Innovative Design To Optimize Mudra Band’s Manufacturability

YOKNEAM ILLIT, ISRAEL, June 01, 2023 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) (“Wearable Devices” or the “Company”), a technology growth company specializing in AI-powered touchless sensing wearables, is pleased to announce that it has commenced commercial manufacturing of its anticipated Mudra Band for Apple Watch.

Wearable Devices has witnessed a growing demand from customers worldwide, with thousands of preorders already received so far.

In the development of the Mudra Band, Wearable Devices utilized an innovative manufacturing technique which combines the advantages of a flex-rigid printed circuit board with enhanced durability and flexibility, to ensure a sleek and seamless integration with the Apple Watch.

“We are focused on manufacturing an excellent product that will transform the way people interact with their electronic devices. A key focus of our development process has been to optimize design for manufacturability so we can efficiently complete the manufacturing process and deliver the preorders to our customers,” stated Guy Wagner, co-founder and Chief Scientist Officer of Wearable Devices. “Our team is dedicated to ensuring a seamless production process, and we look forward to introducing the Mudra Band to our valued customers. This is just the beginning of our journey, our preorders further validate the market’s anticipation for this revolutionary touchless product.”

The Mudra Band, initially developed for touchless operation of the Apple Watch using neural signals, has now expanded its product features with Air-Touch. This groundbreaking addition allows users to seamlessly control Apple’s entire ecosystem of devices using subtle finger movements and hand gestures without the need for physical touch. With the latest enhancements, users can effortlessly toggle and switch between connected devices, including iPhone, iPad, Mac computer, Apple TV devices, smart glasses, and various mobile gaming devices, creating an immersive and intuitive user experience.

For more information about the Mudra Band and to place preorders, please visit the official website at www.mudra-band.com.

About Wearable Devices Ltd.

Wearable Devices Ltd. (the “Company”) is a growth company developing AI-based neural input interface technology for the B2C and B2B markets. The Company’s flagship product, the Mudra Band for Apple Watch, integrates innovative AI-based technology and algorithms into a functional, stylish wristband that utilizes proprietary sensors to identify subtle finger and wrist movements allowing the user to “touchlessly” interact with connected devices. The Company also markets a B2B product, the Mudra Inspire, which utilizes the same technology and functions as the Mudra Band and is available to businesses on a licensing basis. Wearable Devices is committed to creating disruptive, industry leading technology that leverages AI and proprietary algorithms, software, and hardware to set the input standard for the Metaverse, one of the most rapidly expanding landscapes in the tech industry. The Company’s common stock trades on the Nasdaq market under the symbol “WLDS”. For more information, please visit https://www.wearabledevices.co.il/.

Contact Wearable Devices: https://www.wearabledevices.co.il/contact

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss our belief that the preorders of the Mudra Band further validate the market’s anticipation for this revolutionary touchless product that will transform the way people interact with their electronic devices, our ability to efficiently complete the manufacturing process and deliver the preorders to our customers and our journey to set a new standard for intuitive and immersive user experiences in the rapidly evolving tech industry. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our use of proceeds from the offering; the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2022, filed on March 22, 2023 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

John Nesbett/Jennifer Belodeau
IMS Investor Relations
203.972.9200
wearabledevices@imsinvestorrelations.com